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08026884

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

Mail Processing Section
FEB 29 2008
Washington, DC

| SEC FILE NUMBER |
|---|
| 8- 53003 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Rhône Group Advisors L.L.C.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

630 Fifth Avenue
(No. and Street)

| New York | NY | 10111 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Vito Badalamenti (212) 218-6793
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

| 5 Times Square | New York | NY | 10036 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, Nancy C. Cooper, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rhône Group Advisors L.L.C, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to before me on this 15th day of February, 2008

MARTHA G. CARABALLO
Notary Public, State of New York
No. 01CA4926270
Qualified in Queens County
Certificate Filed in New York County
Commission Expires May 31, 2010

Signature

Managing Director
Title

Martha G. Caraballo
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# STATEMENT OF FINANCIAL CONDITION

Rhône Group Advisors L.L.C.

December 31, 2007
with Report of Independent Registered Public Accounting Firm

Rhône Group Advisors L.L.C.

Statement of Financial Condition

December 31, 2007

## Contents

Ernst & Young

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

# Report of Independent Registered Public Accounting Firm

To the Member of
Rhône Group Advisors L.L.C.:

We have audited the accompanying statement of financial condition of Rhône Group Advisors L.L.C. (the "Company") at December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall Statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Rhône Group Advisors L.L.C. at December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 25, 2008

Rhône Group Advisors L.L.C.

Statement of Financial Condition

December 31, 2007

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 844,726 |
| Commission fee receivable | | 1,361,471 |
| Prepaid expenses | | 17,970 |
| Total assets | $ | 2,224,167 |
| | | |
| **Liabilities and Member's Equity** | | |
| New York City unincorporated business tax payable | $ | 204,736 |
| Due to Parent | | 48,495 |
| Accounts payable and accrued expenses | | 33,564 |
| Total liabilities | | 286,795 |
| | | |
| **Member's equity** | | 1,937,372 |
| Total liabilities and member's equity | $ | 2,224,167 |

*See accompanying notes to this statement of financial condition.*

## Rhône Group Advisors L.L.C.

## Notes to Statement of Financial Condition

December 31, 2007

### 1. Organization and Business

Rhône Group Advisors L.L.C. (the "Company"), a Delaware limited liability company, is a registered broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), (formerly the National Association of Securities Dealers ("NASD")). The Company was formed by Rhône Group L.L.C. ("Group" or "Parent") on August 11, 2000 and is a wholly-owned subsidiary of Group. The Company subsequently received its membership with NASD on February 21, 2001 for the purpose of acting as a broker-dealer in selling financial advisory services, limited partnerships in primary distributions and private placement of securities. Prior to forming the Company, Group had been a registered broker-dealer and maintained NASD membership from December 1996 to March 2001. The Company is exempt from SEC Rule 15c3-3 pursuant to paragraph k(2)(i) of that rule.

### 2. Summary of Significant Accounting Policies

The accompanying statement of financial condition has been prepared in accordance with U.S. generally accepted accounting principles. The following is a summary of the significant accounting and reporting policies used in preparing the statement of financial condition.

#### Cash and Cash Equivalents

The Company considers all demand deposits with banks and other highly liquid investments with maturities of up to three months when acquired to be cash and cash equivalents.

#### Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

### 3. Income Taxes

Federal, state and local income taxes have not been provided for on the profits of the Company as members of Group are individually liable for their own tax payments. The Company is subject to New York City unincorporated business taxes.

**3. Income Taxes (continued)**

In July 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48 *"Accounting for Uncertainty in Income Taxes"* ("FIN 48"), which was effective for financial statements issued for fiscal years beginning after December 15, 2006. This standard provides guidance to all enterprises, for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. On February 1, 2008, the FASB issued FSP FIN 48-2, which deferred the effective date of FIN 48 for certain nonpublic enterprises, which includes the Company, to annual financial statements for fiscal years beginning after December 15, 2007. Management is evaluating the potential impact, if any, to the Company of the standard upon adoption.

**4. Related Party Transactions**

The Company entered into an Amended and Restated Administrative Service Agreement ("Agreement") with Group on December 1, 2003. Under the Agreement the Company agrees to reimburse Group for all expenses directly attributable to the Company, and an allocable portion of expenses paid by Group for which Advisors has indirectly derived benefit.

SEC Rule 17a-3(a)(1) and (a)(2) state that a broker-dealer must reflect on its books each expense incurred relating to its business and any corresponding liability, regardless of whether a third party has agreed to assume the expense or liability.

The business of the Company as a broker-dealer in securities and a member of FINRA is conducted by the Company and under the control and management of the duly authorized personnel of the Company. The provisions of the Agreement with respect to payment of compensation to the Company by Group is not intended to constitute Group and the Company as partners or a joint venture, nor shall the personnel of the Company be deemed to be employees of Group. The executive officers of the Company have full authority with respect to hiring, training, assignment of duties, supervision, discipline and termination of all employees of the Company.

The Agreement may be terminated by either party upon five business days' prior written notice to the other party.

Commission fee receivable of $1,361,471 for fees earned during 2007 but not received as of December 31, 2007 has been reflected on the statement of financial condition.

**5. Investment Transaction**

In March 2007, the Company transferred its right, title and interest in 157,693 shares of common stock of NYFIX, Inc. valued at $965,081 to Group. There are no other investments held at December 31, 2007.

**6. Net Capital Requirement**

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "rule"), which requires the maintenance of minimum net capital, as defined, which shall be the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. As of December 31, 2007, the Company had net capital of $541,550 which was $441,550 in excess of its minimum net capital requirement of $100,000. The Company's ratio of aggregate indebtedness to net capital was .53 to 1. Certain advances, distributions and other equity withdrawals are subject to certain notifications and restriction provisions of the rule.

**7. Subsequent Event**

On February 22, 2008, the Company made a distribution of $1,100,000 to its member.

END